UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Netsmart Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

64114W306
(CUSIP Number)

R&R Opportunity Fund, L.P.
1250 Broadway, 14th Floor
New York, NY  10001
Attn:  Thomas G. Pinou
(212) 356-0509
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [
]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 64114W306

1.	Name of Reporting Persons. I.R.S. Identification Nos. of
above persons (entities only).
R&R OPPORTUNITY FUND, L.P.
---------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
	(a)	[   ]
(b)	[ X ]
---------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------

4.	Source of Funds (See Instructions)
WC
---------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
[     ]
---------------------------------------------------------

6.	Citizenship of Place of Organization
New York
---------------------------------------------------------

Number of		7.	Sole Voting Power		218,500
Shares		---------------------------------------------
Beneficially	8.	Shared Voting Power		-0-
Owned by		---------------------------------------------
Each			9.	Sole Dispositive Power	218,500
Reporting		---------------------------------------------
Person With	10.	Shared Dispositive Power	-0-
---------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person
218,500
---------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excluded
Certain Shares (See Instructions)
[    ]
---------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)
5.9%
---------------------------------------------------------

14.	Type of Reporting Person (See Instructions)
PN
---------------------------------------------------------


CUSIP No. 64114W306

1.	Name of Reporting Persons. I.R.S. Identification Nos. of
above persons (entities only).
Noari Capital Corporation
---------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
	(a)	[   ]
(c)	[ X ]
---------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------

7.	Source of Funds (See Instructions)
WC
---------------------------------------------------------

8.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
[     ]
---------------------------------------------------------

9.	Citizenship of Place of Organization
New York
---------------------------------------------------------

Number of		7.	Sole Voting Power		87,894
Shares		---------------------------------------------
Beneficially	8.	Shared Voting Power		-0-
Owned by		---------------------------------------------
Each			9.	Sole Dispositive Power	87,894
Reporting		---------------------------------------------
Person With	10.	Shared Dispositive Power	-0-
---------------------------------------------------------

2.	Aggregate Amount Beneficially Owned by Each Reporting
Person
87,894
---------------------------------------------------------

3.	Check if the Aggregate Amount in Row (11) Excluded
Certain Shares (See Instructions)
[    ]
---------------------------------------------------------

4.	Percent of Class Represented by Amount in Row (11)
2.4%
---------------------------------------------------------

5.	Type of Reporting Person (See Instructions)
PN
---------------------------------------------------------


         This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed by R&R Opportunity Fund, L.P. ("R&R") with the Securities and Exchange Commission on October 2, 2001 to (i) add Noari
Capital Corporation ("Noari") as a Reporting Person hereunder and
(ii) disclose Certain discussions between R&R and Noari concerning Netsmart Technologies, Inc.

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Amendment No.1 to Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Netsmart Technologies, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 146 Nassau Avenue, Islip NY 11751.

ITEM 2.           IDENTITY AND BACKGROUND.

         The persons filing this Statement on Schedule 13D (the "Reporting Persons") are R&R Opportunity Fund, L.P. and Noari Capital Corporation, a wholly owned corporation of Mr. John Selzer. This Schedule 13D incorporates by reference the Schedule 13D filed by R&R on October 2, 2001 and the information provided
therein under Item 2.   Mr. Selzer is the sole stockholder,
director and officer of Noari, which is in the business of private investing. Noari is located at 1 Bridge Street, #126, Irvington, NY 10533.

	During the past five years, Noari has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	During the past five years, Noari has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

         This Schedule 13D incorporates by reference the Schedule
13D filed by R&R on October 2, 2001 and the information provided therein under Item 3 and amends the information provided therein under Item 3 by adding the following paragraph at the end thereof:

         Since October 12, 2001 R&R has purchased additional shares of Common Stock for a total of $47,442

Noari utilized its own funds for the purchase of the shares of Common Stock. The aggregate purchase price of the shares of Common Stock was approximately $201,614

ITEM 4.           PURPOSE OF TRANSACTION.

         This Schedule 13D incorporates by reference the Schedule
13D filed by R&R on October 2, 2001 and the information provided therein under Item 4. Item 4 is amended as follows:


The Reporting Persons have acquired all of the Shares for investment purposes in the common belief that the Shares were undervalued in the marketplace and that a better valuation could be obtained if the Issuer took active measures to improve its perception by the investment community.

The Reporting Persons continue to consider courses of action that they feel necessary to enhance shareholder value, including, without limitation, seeking representation on the Board of Directors, contacting other large shareholders to determine their concerns and ideas and proposing candidates for management positions. At the present time, Registrants have made no final determination with respect to any course of action to be taken with respect to the Issuer, and may take no action. Further, neither R&R Opportunity Fund, L.P. nor Noari has any understanding other than the "Joint Filing Agreement" attached hereto as Exhibit 1, with any other party with respect to any course of action toward the Issuer.

Registrants may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions, by tender offer or otherwise, subject to availability of the Shares at prices which they deem reasonable. While R&R Opportunity Fund, L.P. and Noari do not have a present intention to do so, each of them reserves the right to dispose of some or all of their Shares.

Except as described in this Item 4, the Registrants do not have any present plan or proposal which would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Registrants do however, reserve the right in the future to adopt such plans.

By reason of these activities, R&R and Noari may be deemed to constitute a "group" (as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1943, as amended). In the event that the Registrants determine to discontinue any discussions, the Registrants may cease to constitute a "group". Except for the matters described in this
Item 4 and in Item 6 below, none of the Reporting Persons has any contract, arrangement or understanding with respect to the Issuer or the Common Stock.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         This Schedule 13D incorporates by reference the Schedule 13D filed by R&R on October 2, 2001 and the information provided therein under Item 5 and amends the information provided therein under Item 5, paragraphs (a), (b) and (c), to read as follows:

         (a) As of July 24, 2002, R&R beneficially owned
218,500 shares (5.91%) of the Issuer's Common Stock.

             As of July 24, 2002, Noari beneficially owned 87,894 shares (2.38%) of the Issuer's Common Stock.

         (b) As of July 24, 2002, R&R had the sole power to vote and dispose of 218,500 shares (5.91%) of the Issuer's Common
Stock.

             As of July 24, 2002, Noari had the sole power to vote and dispose of 87,894 shares (2.38%) of the Issuer's Common
Stock.

         (c) During the last 60 days R&R engaged in the following open market transactions:

None



             During the last 60 days Noari engaged in the following open market transactions:

Transaction
Quantity
Trade Date
Price
Purchase
4,600
7/18/02
$2.13
Purchase
  400
7/17/02
$2.10



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing and as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person and between any Registrants and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

	No.		Description

	1.		Joint Filing Agreement dated July 30, 2002 by R&R
Opportunity Fund ,L.P. and Noari Capital Corporation.


SIGNATURES

	After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 30, 2002



Signatures

R&R Opportunity Fund L.P.



Name/Title
Thomas G. Pinou, Chief Financial Officer


Noari Capital Corporation



Name/Title
John Selzer, President